Blu Opportunity, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

BluOpportunity, Inc.
Balance Sheet

Balance Sheet ⬈ View Detail

FINANCIAL ROW	FY 2023 Amount	FY 2024 Amount
ASSETS		
Current Assets		
Bank		
10035 - Blu Opportunity Bank - # XXX-0130	$10,875.00	$3,024.52
Total Bank	**$10,875.00**	**$3,024.52**
Other Current Asset		
15050 - Notes Receivable	$0.00	$64,242.06
Total Other Current Asset	**$0.00**	**$64,242.06**
Total Current Assets	**$10,875.00**	**$67,266.58**
Other Assets		
19021 - Intangible Assets		
19017 - FNI Implementation Blu Opportunity	$32,500.00	$32,500.00
19018 - FNI Implementation Blu Opportunity-Accumulated Amortization	($773.80)	($5,416.60)
Total - 19021 - Intangible Assets	**$31,726.20**	**$27,083.40**
Total Other Assets	**$31,726.20**	**$27,083.40**
Total ASSETS	**$42,601.20**	**$94,349.98**
Liabilities & Equity		
Current Liabilities		
Accounts Payable		
20000 - Accounts Payable		
20010 - Accounts Payable - Posting	$800.00	$1,420.00
Total - 20000 - Accounts Payable	**$800.00**	**$1,420.00**
Total Accounts Payable	**$800.00**	**$1,420.00**
Other Current Liability		
20100 - Due to Blu Banyan Inc	$264,416.01	$629,054.17
Total Other Current Liability	**$264,416.01**	**$629,054.17**
Total Current Liabilities	**$265,216.01**	**$630,474.17**
Long Term Liabilities		
24044 - Unearned Interest	$0.00	$38,157.89
Total Long Term Liabilities	**$0.00**	**$38,157.89**
Equity		
30052 - WE funder Equity in Blu Opportunity	$0.00	$266,050.00
30055 - Equity- Jon Cheney- Blu Opportunity	$4,800.00	$4,800.00
30056 - Equity - Blu Banyan in Blu Opportunity	$15,000.00	$15,000.00
Retained Earnings	($242,414.81)	($242,414.81)
Net Income	$0.00	($617,717.27)
Total Equity	**($222,614.81)**	**($574,282.08)**
Total Liabilities & Equity	**$42,601.20**	**$94,349.98**

Blu Opportunity, Inc.
Income Statement

Income Statement

View Detail

FINANCIAL ROW	FY 2023 Amount	FY 2024 Amount
Ordinary Income/Expense		
Gross Profit	**$0.00**	**$0.00**
Expense	**$241,641.01**	**$496,907.35**
Net Ordinary Income	**($241,641.01)**	**($496,907.35)**
Other Income and Expenses	**($773.80)**	**($120,809.92)**
Net Income	**($242,414.81)**	**($617,717.27)**

Unaudited

Blu Opportunity, Inc.
Statement of Cash Flows

Cash Flow Statement

FINANCIAL ROW	FY 2023 Amount	FY 2024 Amount
Operating Activities		
Net Income	($242,414.81)	($617,717.27)
Adjustments to Net Income		
Other Current Asset	$0.00	($64,242.06)
Accounts Payable	$800.00	$620.00
Other Current Liabilities	$264,416.01	$364,638.16
Total Adjustments to Net Income	**$265,216.01**	**$301,016.10**
Total Operating Activities	**$22,801.20**	**($316,701.17)**
Investing Activities		
Other Asset	($31,726.20)	$4,642.80
Total Investing Activities	**($31,726.20)**	**$4,642.80**
Financing Activities		
Long Term Liabilities	$0.00	$38,157.89
Other Equity	$19,800.00	$266,050.00
Total Financing Activities	**$19,800.00**	**$304,207.89**
Net Change in Cash for Period	**$10,875.00**	**($7,850.48)**
Cash at Beginning of Period	**$0.00**	**$10,875.00**
Cash at End of Period	**$10,875.00**	**$3,024.52**

Unaudited

Blu Oppportunity, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Blu Opportunity, Inc. (the "Company") is a corporation organized in March 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.